Exhibit 99.6

KPMG LLP	Telephone	(514) 840-2100
Chartered professional accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

AUDITOR’S CONSENT

The Board of Directors
Tembec Inc.

We consent to the use of our report dated November 30, 2012 with respect to the consolidated financial statements of Tembec Inc. included in this annual report on Form 40-F.

KPMG LLP*

December 14, 2012
Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A110592